Exhibit 99.2

Ballard Power Systems Inc. News Release	Ballard Power Systems 9000 Glenlyon Parkway Burnaby BC V5J 5J8 Canada Tel: 604-454-0900 Fax: 604-412-4700 www.ballard.com

Ballard Establishes ATM Equity Program

For Immediate Release — March 10, 2020

VANCOUVER, CANADA — Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) (“Ballard” or the “Company”) today announced that it has entered into an at-the-market Equity Distribution Agreement (the “Equity Distribution Agreement”) with BMO Capital Markets (“BMO”) as lead agent, and CIBC World Markets, TD Securities and Cormark Securities (together with BMO, the “Selling Agents”), thereby establishing an at-the-market equity program (the “ATM Program”). The Company intends to issue up to US$75 million of common shares (“Common Shares”) under the ATM Program. The Common Shares will be issued from treasury to the public from time to time, at the Company’s discretion. Any Common Shares sold under the ATM Program will be sold at the prevailing market price at the time of sale, when sold through the Nasdaq stock exchange (“Nasdaq”) or any other existing trading market for the Common Shares in the United States. Sales under the ATM Program will be commenced at the Company’s discretion, and the net proceeds of any sales of Common Shares under the ATM Program will be used for general corporate purposes.

Under the Equity Distribution Agreement, sales of Common Shares will be made through “at-the-market distributions” as defined in National Instrument 44-102 — Shelf Distributions on the Nasdaq or on any other existing trading market for the Common Shares in the United States. No Common Shares will be offered or sold in Canada under the ATM Program. Ballard is not obligated to make any sales of Common Shares under the Equity Distribution Agreement. The offering of Common Shares pursuant to the Equity Distribution Agreement will terminate upon the earlier of (a) the sale of all of the Common Shares subject to the Equity Distribution Agreement or (b) the termination of the Equity Distribution Agreement by BMO, on behalf of the Selling Agents, or the Company, as permitted therein. Ballard will pay the Selling Agents a commission rate of up to 2.0% of the aggregate gross proceeds from each sale of Common Shares and has agreed to provide the Selling Agents with customary indemnification and contribution rights. Ballard will also reimburse the Selling Agents for certain specified expenses in connection with entering into the Equity Distribution Agreement.

The ATM Program is being made pursuant to a prospectus supplement to the Company’s base shelf prospectus dated June 26, 2018, included in the Company’s existing U.S. registration statement on Form F-10. The prospectus supplement relating to the ATM Program has been filed with the securities commissions in each of the provinces of Canada (other than Québec) and the United States Securities and Exchange Commission. Copies of the relevant documents are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Alternatively, the Selling Agents will send the documents upon request by contacting BMO: BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036, tel: (800) 414-3627, email: bmoprospectus@bmo.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Ballard Power Systems

Ballard Power Systems’ (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard’s zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars, forklift trucks and UAVs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning the offer and sale of Common Shares under the ATM Program, including the timing and amounts thereof, and the use of any proceeds from the ATM Program. These forward-looking statements reflect the Company’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving its business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form and Annual Report on Form 40-F. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com